August 13, 2019

Linda Perry
Executive Director
Digital Brand Media & Marketing Group, Inc.
747 Third Avenue, 2nd Fl
New York, NY 10017

       Re: Digital Brand Media & Marketing Group, Inc.
           Amendment No. 1 to Form 10-K for the fiscal year ended August 31,
2018
           Response filed May 10, 2019
           File No. 000-52838

Dear Ms. Perry:

       We have reviewed your May 10, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 30, 2019 letter.

Amendment No. 1 to Form 10-K filed April 23, 2019

Item 9A. Controls and Procedures, page 22

1. We note your response to comment 1 addresses the qualifying language regarding your disclosure controls and procedures, defined under Exchange Act Rules 13a-15(e) and 15d-
      15(e), for which a conclusion as to effectiveness is required under Item 307 of Regulation
      S-K. However, please note that in your Form 10-K filed December 14, 2018, there was no conclusion regarding internal control over financial reporting, as defined under
      Exchange Act Rules 13a-15(f) and 15d-15(f), for which a conclusion as to effectiveness is required under Item 308 of Regulation S-K. While disclosure controls and procedures and internal control over financial reporting are related, they are not exactly the same and you have an obligation to evaluate and provide disclosure about both. Considering your management's report on internal control was not disclosed by you until we issued
 Linda Perry
Digital Brand Media & Marketing Group, Inc.
August 13, 2019
Page 2
         comments inquiring about it, please explain to us in more detail how you were able to conclude that your disclosure controls and procedures were effective as of August 31,
         2018. In doing so, please explain to us why your failure to include your management's report on internal control does not constitute a failure of your disclosure controls and procedures.
2. Please note that, pursuant to Item 307 of Regulation S-K, disclosure controls and procedures are defined as controls and procedures that are designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and "to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure." We note that your conclusion that "disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities" appears to reference only a summarized portion of the definition. If you choose to refer to the definition of disclosure controls and procedures when concluding as to the effectiveness of your disclosure controls and procedures, then you should provide the entire definition. Alternatively, you may conclude that your disclosures controls and procedures were "effective" or "not effective"
         without providing any part of the definition. Please revise your disclosures accordingly.
3. We note your disclosure on page 22 that your management report on internal control over financial reporting shall not be deemed to be filed for purposes of
Section 18 of the
         Exchange Act or otherwise be subject to the liabilities of that Section. Please revise to remove this reference. If this disclosure was based on the allowance in Item 308T of
         Regulation S-K, please note that this item does not apply to reports for fiscal years ending after December 15, 2010.
       You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume,
Staff Accountant, at (202) 551-3254 if you have any questions.



FirstName LastNameLinda Perry                       Sincerely,
Comapany NameDigital Brand Media & Marketing Group, Inc.
                                                    Division of Corporation
Finance
August 13, 2019 Page 2                              Office of Consumer Products
FirstName LastName